
SEC MAIL
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MAY 2 5 2007
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07006254

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-37783 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/2006 (MM/DD/YY) AND ENDING 03/31/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. T. Jones Capital Equities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8151 Clayton Road, Suite 200
(No. and Street)

| St. Louis | Missouri | 63117 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Jones (314) 783-5000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles K. Moore, CPA
(Name – *if individual, state last, first, middle name*)

| 2900 S. Brentwood Blvd. | Brentwood | Missouri | 63144 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 4 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Robert T. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. T. Jones Capital Equities, Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



"NOTARY SEAL"
Jane A. Davidson, Notary Public
St. Louis County, State of Missouri
My Commission Expires 9/21/2008


Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# R. T. Jones Capital Equities, Inc.

Financial Statements and
Supplementary Schedules

March 31, 2007

R. T. Jones Capital Equities, Inc.

## Table of Contents



### Supplementary Schedules



### Supplementary Information Pursuant to SEC Rule 17a-5

CHARLES K. MOORE
CERTIFIED PUBLIC ACCOUNTANT

2900 S. Brentwood Blvd.
Brentwood, Missouri 63144
Office 314/918-9236
Fax 314/961-4425

## Independent Auditor's Report

Board of Directors
R. T. Jones Capital Equities, Inc.
St. Louis, Missouri

I have examined the accompanying statement of financial position of R. T. Jones Capital Equities, Inc. as of March 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R. T. Jones Capital Equities, Inc. as of March 31, 2007, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of operating expenses on page 10 is presented for the purpose of additional analysis, and is not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Charles K. Moore
Certified Public Accountant
May 23, 2007

R. T. Jones Capital Equities, Inc.
Statement of Financial Position
March 31, 2007

Assets

| | | |
|---|---|---|
| Current assets: | | |
| Cash | $ 251,714 | |
| Investment, at cost | 9,361 | |
| Accounts receivable | 224,813 | |
| Employee advances and other receivables | 5,656 | |
| Due from affiliated company | 368,627 | |
| Investment in Columbia Lakes Management, L.L.C. | 2,196 | |
| Prepaid expenses | 21,666 | |
| Total current assets | | $ 884,033 |
| Fixed assets | 168,252 | |
| Less: accumulated depreciation | (137,057) | |
| Net fixed assets | | 31,195 |
| Other assets: | | |
| Deposits | 30,300 | |
| Total other assets | | 30,300 |
| Total assets | | $ 945,528 |

See the Accountant's Report and the accompanying footnotes.

R. T. Jones Capital Equities, Inc.
Statement of Financial Position
March 31, 2007

Liabilities and stockholder's equity

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable | $ 158,235 | |
| Commissions payable | 73,743 | |
| Income taxes payable | 6,675 | |
| Payroll taxes payable | 2,594 | |
| Total current liabilities | | $ 241,247 |
| Stockholder's equity: | | |
| Common stock: | | |
| Authorized 500 shares of $1.00 par value; issued and outstanding 500 shares | 500 | |
| Additional paid-in capital | 116,242 | |
| Retained earnings | 587,539 | |
| Total stockholder's equity | | 704,281 |
| Total liabilities and stockholder's equity | | $ 945,528 |

See the Accountant's Report and the accompanying footnotes.

R. T. Jones Capital Equities, Inc.
Statement of Income
For the year ended March 31, 2007

| | | |
|---|---|---|
| Commission and fee income | $ 1,568,241 | 100.0% |
| Operating expenses (page 10) | 1,497,735 | 95.5% |
| Income from operations | 70,506 | 4.5% |
| Investment income | 15,712 | 1.0% |
| Income before taxes | 86,218 | 5.5% |
| Income tax expense | 15,930 | 1.0% |
| Net income | $ 70,288 | 4.5% |

See the Accountant's Report and the accompanying footnotes.

R. T. Jones Capital Equities, Inc.
Statement of Changes in Stockholder's Equity
For the year ended March 31, 2007

| | | | | |
|---|---|---|---|---|
| Balance April 1, 2006 | 500 | $ 500 | $ 116,242 | $ 517,251 |
| Net income | - | - | - | 70,288 |
| Dividends paid | - | - | - | - |
| Balance March 31, 2007 | 500 | $ 500 | $ 116,242 | $ 587,539 |

See the Accountant's Report and the accompanying footnotes.

R. T. Jones Capital Equities, Inc.
Statement of Cash Flows
For the year ended March 31, 2007

| | |
|---|---|
| Cash flows provided by operating activities: | |
| Net income | $ 70,288 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 17,027 |
| (Increase) decrease in assets: | |
| Investments | 69,432 |
| Accounts receivable | (187,847) |
| Employee advances and other receivables | 21,415 |
| Due from affiliated company | 11,739 |
| Investment in Columbia Lakes Management, L.L.C. | 728 |
| Prepaid income taxes | 31,918 |
| Prepaid expenses | (8,329) |
| Increase (decrease) in liabilities: | |
| Accounts payable | 110,291 |
| Commissions payable | 22,198 |
| Due to affiliated company | (20,887) |
| Payroll taxes payable | 491 |
| Income taxes payable | 6,675 |
| Net cash provided by operating activities | 145,139 |
| Cash flows from investing activities: | |
| Fixed asset acquisitions, net | (3,492) |
| Net cash increase | 141,647 |
| Cash, beginning of year | 110,067 |
| Cash, end of year | $ 251,714 |

See the Accountant's Report and the accompanying footnotes.

R. T. Jones Capital Equities, Inc.
Notes to Financial Statements
March 31, 2007

## 1. Summary of Significant Accounting Policies

Description of Business:

R. T. Jones Capital Equities, Inc. (the "Company") is a registered broker/dealer in securities. The Company was formed for the purpose of trading in and dealing with limited partnership units, stocks, bonds, and all other types of securities and for the purpose of the management of accounts as a registered investment advisor. The Company is an introducing broker who carries the accounts on a fully disclosed basis and does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from SEC Rule 15c3-3.

Effective October 1, 2004, the Company significantly reduced the account management services. The majority of the managed accounts were transferred to an affiliated company, R. T. Jones Capital Equities Management, Inc. (CEM). CEM was established to manage customers' accounts and perform the majority of the registered investment advisory services. The Statement of Income for March 31, 2007 accordingly, does not include the results of managing those accounts.

Revenue and Expense Recognition:

Income and expenses are recorded on the accrual basis of accounting. Commission revenue is recorded on a settlement day basis, generally the third business day following the transaction. The difference for generally accepted accounting purposes is not material.

Investment:

Investment is a REIT limited partnership stated at cost basis. Interest and dividends are recognized in income when earned. Realized gains and losses are determined on the basis of the actual cost of the securities sold.

Accounts Receivable:

No allowance for doubtful accounts was considered necessary. In the opinion of management, all of the accounts receivable are considered to be realizable at the amounts stated as of March 31, 2007.

Fixed Assets:

Fixed assets are stated at cost. Depreciation is computed using accelerated tax methods for financial statement reporting and tax reporting. Depreciation expense for March 31, 2007 was $17,027.

Reporting Entity:

The Company is a wholly owned subsidiary of R. T. Jones and Associates, Inc. There were no inter-company fees earned or incurred by the Company for the fiscal year March 31, 2007.

Income Taxes:

The Company files a consolidated income tax return with the parent company and an affiliated company (CEM). Income tax expense for the year ended March 31, 2007 was $15,930.

2. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Under the rule, the Company's aggregate indebtedness cannot exceed 1500 percent of net capital. The Company's percentage of aggregate indebtedness to net capital was 366.98 percent as of March 31, 2007. The rule also requires that equity capital may not be withdrawn nor cash dividends paid if the Company's net capital would fail to equal 120 percent of the minimum dollar amount required. As of March 31, 2007, the Company had allowable net capital of $65,738 which was $15,738 in excess of the minimum required.

3. Related Party Transactions

The Current asset, Investment in Columbia Lakes Management, L.L.C., in the amount of $2,196 represents the Company's fifty percent interest in the management company that has a one percent interest in Columbia Lakes Development, L.L.C., a real estate development in Columbia, Illinois. On March 31, 2007, the company had a positive capital account balance of $2,196.

4. Employee Benefit Plans

The Company covers all qualified employees and their families under medical, disability and dental health insurance plans on a contributory basis with the Company paying for fifty percent of the employees' cost and none of the dependent cost.

All employees are covered by a defined contribution 401(k) plan. The Company contribution during March 31, 2007 was $7,390 to fund the June 30, 2006 plan year.

5. Lease Obligations

The Company exercised the lease renewal option of its premises on December 16, 2005. The lease renewal is effective for the five-year period from June 1, 2006 to May 31, 2011. The five-year renewal's basic monthly rent is $9,778. In addition to basic rent the Company is obligated to pay its share of future operating cost and real estate tax increases based upon an agreed upon formula. The company is obligated to pay basic rent for its premises for the following amounts over the next five fiscal years:

| | |
|---|---|
| March 31, 2008 | $ 117,336 |
| March 31, 2009 | 117,336 |
| March 31, 2010 | 117,336 |
| March 31, 2011 | 117,336 |
| March 31, 2012 | 19,556 |
| Total lease obligation | $ 488,900 |

Rent expense, net of sublease income and including operating cost increases for March 31, 2007 was $101,344. The rent expense is net of $18,426 sublease income from the affiliated company (CEM).

# Supplementary Schedules

R. T. Jones Capital Equities, Inc.
Schedule of Operating Expenses
For the year ended March 31, 2007

| | | |
|---|---|---|
| Operating expenses: | | |
| Salaries and wages | $ 206,779 | 13.2% |
| Advertising and promotion | 14,087 | 0.9% |
| Brokerage and clearing fees | 31,384 | 2.0% |
| Commissions | 897,280 | 57.2% |
| Communications | 38,943 | 2.5% |
| Depreciation and amortization | 17,027 | 1.1% |
| Insurance | 19,920 | 1.3% |
| Licenses, taxes and fees | 48,280 | 3.1% |
| Office supplies and expenses | 24,208 | 1.5% |
| Other operating expenses | 25,751 | 1.6% |
| Professional and consulting fees | 18,253 | 1.2% |
| Rent expense, net | 101,344 | 6.5% |
| Travel and entertainment | 54,479 | 3.5% |
| Total operating expenses | $ 1,497,735 | 95.5% |

See the Accountant's Report and the accompanying footnotes.

CHARLES K. MOORE
CERTIFIED PUBLIC ACCOUNTANT

2900 S. Brentwood Blvd.
Brentwood, Missouri 63144
Office 314/918-9236
Fax 314/961-4425

## Supplementary Information Pursuant to SEC Rule 17a-5

My audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole.

The information contained in the schedules in the following pages is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is stated fairly in all material respects in relation to the basic financial statements taken as a whole. The schedules present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.



Charles K. Moore
Certified Public Accountant
May 23, 2007

R. T. Jones Capital Equities, Inc.
Computation of Net Capital
March 31, 2007

| | | |
|---|---|---|
| Net capital computation: | | |
| Stockholder's equity | | $ 704,281 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Management and consulting fees | 10,225 | |
| Commissions receivable-Life Ins | 169,317 | |
| Other receivables | 5,656 | |
| Due from affiliated companies | 368,627 | |
| Investment, at cost | 9,361 | |
| Investment in Columbia Lakes Management, L.L.C. | 2,196 | |
| Prepaid expenses | 21,666 | |
| Fixed assets | 31,195 | |
| Deposits | 20,300 | |
| | | (638,543) |
| Haircuts on securities | | 0 |
| Net capital | | $ 65,738 |

R. T. Jones Capital Equities, Inc.
Computation of Net Capital Requirement
and Schedule of Aggregate Indebtedness
March 31, 2007

## Computation of Net Capital Requirement

| | |
|---|---|
| Minimum net capital required (6 2/3 % of: aggregate indebtedness) | $ 16,082 |
| Minimum dollar net capital requirement | $ 50,000 |
| Net capital requirement (greater of the above) | $ 50,000 |
| Excess net capital | $ 15,738 |
| Excess net capital at 1000% | $ 41,613 |
| Percentage of aggregate indebtedness to net capital | 366.98% |
| Percentage of debt to debt-equity | N/A |

## Schedule of Aggregate Indebtedness

| | |
|---|---|
| Accounts payable | $ 158,235 |
| Commissions payable | 73,743 |
| Income taxes payable | 6,675 |
| Payroll taxes payable | 2,594 |
| Aggregate indebtedness | $ 241,247 |

R. T. Jones Capital Equities, Inc.
Explanation of Audit Differences
March 31, 2007

## Aggregate Indebtedness

| | |
|---|---|
| Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 for March 31, 2007 | $ 243,447 |
| Reconciliation items: | |
| Decrease in Accounts payable and other liabilities | (2,200) |
| Aggregate indebtedness as computed in this report | $ 241,247 |

## Net Capital

| | |
|---|---|
| Net capital as reported by registrant in Part II of Form X-17A-5 for March 31, 2007 | $ 63,458 |
| Reconciliation items: | |
| Increase in income | 8,616 |
| (Increase) in expenses | (239) |
| (Increase) in non-allowable assets | (6,097) |
| Net capital as computed in this report | $ 65,738 |

R. T. Jones Capital Equities, Inc.
Explanation of Audit Differences
March 31, 2007

Assets

| | |
|---|---|
| Total assets as reported by registrant in Part IIA of Form X-17A-5 for March 31, 2007 | $ 939,333 |
| Increase in Investments | 9,361 |
| (Decrease) in Investment Columbia Lakes Management, LLC | (727) |
| (Increase) in Accumulated depreciation | (2,439) |
| Total assets as computed in this report | $ 945,528 |

CHARLES K. MOORE
CERTIFIED PUBLIC ACCOUNTANT

2900 S. Brentwood Blvd.
Brentwood, Missouri 63144
Office 314/918-9236
Fax 314/961-4425

## Report on Internal Accounting Control

Board of Directors
R. T. Jones Capital Equities, Inc.
St. Louis, Missouri

I have audited the financial statements of R. T. Jones Capital Equities, Inc. for the year ended March 31, 2007, and have issued my report thereon dated May 23, 2007. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of practices that are considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and procedures for determining compliance with exemptive procedures (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and documentation of differences required by Rule 17a-13 or (2) in complying with the requirement for prompt payment for securities under Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers nor perform custodial functions relating to customer securities.

The management of R. T. Jones Capital Equities, Inc. is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which R. T. Jones Capital Equities, Inc. has responsibilities are safeguarded against loss from unauthorized use or disposition, and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the rise that they may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of R. T. Jones Capital Equities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for it's purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe the R. T. Jones Capital Equities, Inc.'s practices and procedures were adequate at March 31, 2007 to meet the Commission's objectives.

At March 31, 2007, the Company was in compliance with the conditions of its exemption from Rule 15c3-3 and no facts came to my attention during my examination that indicated that such conditions has not been complied with during the period under review.

This report is intended solely for the use of management, the National Association of Securities Dealers, and the Securities and Exchange Commission, and should not be used for any other purpose.



Charles K. Moore
Certified Public Accountant
May 23, 2007

END